November 29, 2018

Kenneth Gayron
Executive Vice President and Chief Financial Officer
Avid Technology, Inc.
75 Network Drive
Burlington, MA 01803

       Re: Avid Technology, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 8, 2018
           File No. 001-36254

Dear Mr. Gayron:

        We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Note 9. Revenue , page 14

1. Please tell us and disclose the transaction price allocated to the performance obligations that are unsatisfied as of September 30, 2018 and explain when you expect to recognize such amount. Refer to ASC 606-10-50-13. This would appear to include amounts referred to as Other Backlog as provided in the Form 8-K furnished on November 11,
      2018. If you are applying the practical expedient in 606-10-50-14 please tell us and disclose. Refer to 606-10-50-15.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kenneth Gayron
Avid Technology, Inc.
November 29, 2018
Page 2

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Melissa Kindelan,
Staff Accountant at (202) 551-3564 with any questions.



                                                        Sincerely,
FirstName LastNameKenneth Gayron
                                                        Division of Corporation
Finance
Comapany NameAvid Technology, Inc.
                                                        Office of Information
Technologies
November 29, 2018 Page 2                                and Services
FirstName LastName